Nasdaq Regulation

Arnold Golub

Vice President

Office of General Counsel

April 14, 2021

By Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 14, 2021 The Nasdaq Stock Market (the "Exchange") received from Largo Resources Ltd. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Shares

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,